Exhibit 99.1

News Release

Stantec reports third quarter 2016 results and appointment of a new director

EDMONTON, AB; NEW YORK, NY (November 10, 2016) TSX; NYSE: STN

Stantec reported a strong 67.5% increase in gross revenue when comparing the third quarter of 2016 to the same period last year. The increase was mainly due to contributions from four strategic acquisitions completed year to date. In particular, the MWH Global, Inc. (MWH) acquisition added significantly to operating results.

Stantec’s results were impacted by a slight decrease in gross margin because of the mix of projects and the lower-margin Construction Services business acquired from MWH. There were also downward pressures on fees in some sectors. Administrative and marketing expenses increased as a percentage of net revenue, mainly due to the positive impact of the fair value of share-based compensation in Q3 15, an increase in MWH-related integration activities in Q3 16, and an increase in administrative labor costs in Q3 16. Interest expense also increased, primarily due to an increase in Stantec’s outstanding long-term debt resulting from the MWH acquisition.

Financial Summary
For the quarter ended September 30 (In millions of Canadian dollars, except for share amounts and %)	2016 Q3	2015 Q3	% Change
Gross revenue	$1,257.3	$750.8	67.5
Adjusted EBITDA(1)	$113.7	$93.6	21.5
Diluted earnings per share	$0.43	$0.53	(18.9)
Adjusted diluted earnings per share (1)	$0.55	$0.58	(5.2)
Cash dividends declared per common share	$0.1125	$0.1050	7.1

(1) Adjusted EBITDA and adjusted diluted earnings per share are non-IFRS measures as defined in the Cautionary Statements.

“We are pleased with our progress to date on the MWH integration. Our progress in our revenue and cost synergies are in line with our expectations, and we are excited about the continued opportunities we see for leveraging our combined capabilities,” says Stantec president and CEO Bob Gomes. “Outside of the continued stress in our Environmental Services and Energy & Resources business because of the challenging resource economy, we are satisfied with our performance to date.”

MWH added $497.2 million in gross revenue during the quarter and $792.4 million in gross revenue since May 6, 2016. While moving forward with integrating MWH employees and systems, Stantec acquired

New York City-based Edwards & Zuck, a 120-person premier buildings engineering firm, in September. This addition will continue to strengthen Stantec’s buildings work in the United States. After the quarter, Stantec signed a letter of intent to acquire Edmonton, Alberta-based Architecture | Tkalcic Bengert (Arch | TB), a 60-person architecture, interior design, creative services, urban planning, and technical consulting firm that will play a significant role in enhancing and supporting Stantec’s buildings practice in the Company’s Canada Prairies & Territories geography.

Within Stantec’s four Consulting Services reportable segments, growth was most significant in the Infrastructure business operating unit, which saw a 70.5% increase in gross revenue when comparing Q3 16 to Q3 15 due to contributions from acquisitions. Organic gross revenue in Infrastructure was stable during the quarter. Although the Buildings, Energy & Resources, and Environmental Services business operating units also experienced gross revenue growth due to contributions from acquisitions, each business operating unit saw some retraction in organic gross revenue.

Gross revenue for Construction Services was $249.3 million in the quarter and $390.0 million since the MWH acquisition on May 6, 2016.

Marie-Lucie Morin appointed to Stantec Board of Directors

Effective November 9, 2016, Marie-Lucie Morin was appointed to Stantec’s board of directors. Ms. Morin brings to the role 30 years’ experience in Canadian federal public service. She was previously appointed National Security Advisor to the Prime Minister and Associate Secretary to the Cabinet and has served as Deputy Minister for International Trade and as Associate Deputy Minister of Foreign Affairs. Ms. Morin also has a wealth of experience serving on corporate and not-for-profit boards. She is a lawyer and a graduate of the Université de Sherbrooke in Quebec, Canada.

Additional Company Activity

On November 9, 2016, Stantec declared a cash dividend of $0.1125 per share, payable on January 12, 2017, to shareholders of record on December 30, 2016.

Conference Call and Company Information

Stantec’s third quarter conference call—to be held Thursday, November 10, at 2:00 PM MST (4:00 PM EST)—will be broadcast live and archived in the Investors section of stantec.com. Financial analysts wanting to participate by phone are invited to call 1-800-524-8290 and provide the operator with confirmation code 8288565.

About Stantec

We’re active members of the communities we serve. That’s why at Stantec, we always design with community in mind.

The Stantec community unites approximately 22,000 employees working in over 400 locations across six continents. Our work—engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics, from initial project concept and planning through design, construction, and commissioning—begins at the intersection of community, creativity, and client relationships. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Statements

Stantec’s adjusted EBITDA and adjusted diluted earnings per share are non-IFRS measures. For a definition and explanation of non-IFRS measures, refer to the Critical Accounting Estimates, Developments, and Measures section of the Company’s 2015 Annual Report and the Company’s 2016 Third Quarter Management’s Discussion and Analysis.

Certain statements contained in this news release constitute forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the progress and benefit of the MWH acquisition and our expectation that the Edwards & Zuck and Architecture | Tkalcic Bengert acquisitions will strengthen our buildings practice. Any such statements represent the views of management only as of the date hereof and are presented for the purpose of assisting the Company’s shareholders in understanding Stantec’s operations, objectives, priorities, and anticipated financial performance as at and for the periods ended on the dates presented and may not be appropriate for other purposes. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties.

We caution readers of this news release not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, the risk of an economic downturn, changing market conditions for Stantec’s services, disruptions in government funding, the risk that Stantec will not meet its growth or revenue targets, and the risk that the projects contemplated in this news release will not be completed when expected or at all. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to our Company.

For more information about how other material risk factors could affect results, refer to the Risk Factors section and Cautionary Note Regarding Forward-Looking Statements in our 2015 Annual Report and the 2016 Third Quarter Management’s Discussion and Analysis. Stantec’s 40-F has been filed with the SEC, and you may obtain this document by visiting EDGAR on the SEC website at sec.gov. You may obtain our complete audited annual consolidated financial statements and associated Management’s Discussion and Analysis for the year ended December 31, 2015 (which form our 2015 Annual Report) by visiting EDGAR on the SEC website at sec.gov, on the CSA website at sedar.com, or at stantec.com. Alternatively, you may obtain a hard copy of the 2015 Annual Report free of charge from our Investor Contact noted below.

Media Contact	Investor Contact
Stephanie Smith	Sonia Kirby
Stantec Media Relations	Stantec Investor Relations
Ph: 780-917-7230	Ph: 780-616-2785
stephanie.smith2@stantec.com	sonia.kirby@stantec.com

Design with community in mind

- Continued, Consolidated Statements of Financial Position and

Consolidated Statements of Income attached –

Consolidated Statements of Financial Position

(Unaudited)

	September 30	December 31
	2016	2015
(In thousands of Canadian dollars)	$	$

ASSETS
Current
Cash and deposits	143,521	67,342
Cash in escrow	9,313	8,646
Trade and other receivables	804,423	570,577
Unbilled revenue	504,819	228,970
Income taxes recoverable	46,552	19,727
Prepaid expenses	58,625	29,022
Other financial assets	18,505	26,722
Other assets	1,733	386

Total current assets	1,587,491	951,392
Non-current
Property and equipment	214,181	158,085
Goodwill	1,801,421	966,480
Intangible assets	414,576	138,079
Investments in joint ventures and associates	8,396	4,467
Deferred tax assets	23,365	11,254
Other financial assets	154,123	111,479
Other assets	4,478	643

Total assets	4,208,031	2,341,879

LIABILITIES AND EQUITY
Current
Bank indebtedness	20,434	-
Trade and other payables	656,227	352,199
Billings in excess of costs	197,159	109,159
Income taxes payable	2,394	-
Long-term debt	105,688	133,055
Provisions	43,154	22,878
Other financial liabilities	2,823	2,601
Other liabilities	21,654	12,162

Total current liabilities	1,049,533	632,054
Non-current
Long-term debt	979,239	232,301
Provisions	76,417	62,572
Net employee defined benefit liability	36,569	-
Deferred tax liabilities	54,371	21,256
Other financial liabilities	5,605	2,748
Other liabilities	75,771	67,688

Total liabilities	2,277,505	1,018,619

Shareholders’ equity
Share capital	868,326	289,118
Contributed surplus	18,236	15,788
Retained earnings	901,229	852,725
Accumulated other comprehensive income	141,568	165,629

Total shareholders’ equity	1,929,359	1,323,260

Non-controlling interests	1,167	-

Total liabilities and equity	4,208,031	2,341,879

Consolidated Statements of Income

(Unaudited)

	For the quarter ended		For the three quarters ended
	September 30		September 30

	2016	2015	2016	2015
(In thousands of Canadian dollars, except per share amounts)	$	$	$	$

Gross revenue	1,257,313	750,809	3,059,338	2,166,786
Less subconsultant/ subcontractor and other direct expenses	385,101	130,705	781,152	360,480

Net revenue	872,212	620,104	2,278,186	1,806,306
Direct payroll costs	399,139	282,345	1,049,068	820,616

Gross margin	473,073	337,759	1,229,118	985,690
Administrative and marketing expenses	358,255	244,113	971,562	740,539
Depreciation of property and equipment	13,794	11,621	36,398	33,625
Amortization of intangible assets	24,265	10,185	55,009	29,091
Net interest expense	7,667	2,700	21,598	8,229
Other net finance expense	1,991	852	5,643	2,429
Share of income from joint ventures and associates	(688)	(468)	(1,764)	(1,623)
Foreign exchange loss (gain)	428	(297)	493	(331)
Other (income) expense	(56)	174	(184)	(7,043)

Income before income taxes	67,417	68,879	140,363	180,774

Income taxes
Current	15,456	22,688	36,365	53,892
Deferred	2,692	(3,746)	2,937	(4,179)

Total income taxes	18,148	18,942	39,302	49,713

Net income for the period	49,269	49,937	101,061	131,061

Weighted average number of shares outstanding – basic	113,930,264	94,293,901	104,659,351	94,063,837

Weighted average number of shares outstanding – diluted	114,245,008	94,765,391	105,024,751	94,533,446

Shares outstanding, end of the period	113,945,237	94,352,144	113,945,237	94,352,144

Earnings per share
Basic	0.43	0.53	0.97	1.39

Diluted	0.43	0.53	0.96	1.39